ANNUAL INFORMATION FORM

For the year ended December 31, 2010
Dated as of march 25, 2011

P.O. Box 41, Axa Place
Suite 1660, 999 West Hastings Street
Vancouver, B. C. V6C 2W2 Canada
Phone: (604) 688-9592
Fax: (604) 688-9532

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EXETER RESOURCE CORPORATION

PRELIMINARY NOTES

Date of Information

In this Annual Information Form (the “AIF”), unless the content otherwise requires, references to “our”, “us”, “it”, “its”, “the Company” or “Exeter” mean Exeter Resource Corporation and its subsidiaries. All the information contained in this AIF is as at December 31, 2010, the last day of the Company’s most recently completed financial year, unless otherwise indicated.

Currency

All dollar amounts referenced in this AIF are expressed in Canadian dollars, unless otherwise indicated.

Conversion Table

For ease of reference in this AIF, the following conversion factors from metric measurements into imperial equivalents are provided:

To Convert from Metric	To Imperial	Multiply by

Hectares (ha)	Acres	2.471
Metres (m)	Feet (ft)	3.281
Kilometres (km)	Miles	0.621
Tonnes	Tons (2000 pounds)	1.102
Grams/tonne (g/t)	Ounces/ton (troy/ton)	0.029

Cautionary Statements Regarding Forward Looking Statements

This AIF contains “forward looking information” and “forward-looking statements” (together, “forward-looking statements”) within the meaning of securities legislation in Canada and the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of the Company’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Such factors and assumptions include, amongst others, the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with negotiations and misjudgements in the course of preparing forward-looking statements. In addition, there are also known and unknown risk factors which may cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

•	risks related to the Company’s lack of revenues from operations and its continued ability to fund ongoing and planned exploration and possible future mining operations;
•	risks related to the Company’s history of losses, which may continue to occur in the future;
•	risks related to the on-going credit crisis centred in the United States and the Company’s ability to raise money in the future to fund its operations;
•
risks related to the ability of power, water and other infrastructure in sufficient supply, the risk that metallurgical testwork and pilot plant operations may not be reproducible in large scale operations and risks associated with our ability to successfully establish mining operations or profitably produce precious or other metals;

•	risks related to differences between U.S. and Canadian practices for reporting mineral resources;
•	uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that any possible future development activities will result in profitable mining operations;
•	risks related to mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated;
•
changes in the market price of gold, silver, copper, and other minerals which in the past has fluctuated widely and which could affect the profitability of possible future operations and financial condition;

•	risks related to currency fluctuations;
•	risks related to the inherently dangerous activity of mining, including conditions or events beyond the Company’s control;
•	risks related to the Company’s primary property being located in Chile, including political, economic, and regulatory instability;
•	uncertainty in the Company’s ability to obtain and maintain certain permits necessary for current and anticipated operations;
•	risks related to the Company being subject to environmental laws and regulations which may increase the costs of doing business and/or restrict operations;
•	risks related to land reclamation requirements which may be burdensome;
•	risks over the uncertainty in the Company’s ability to attract and maintain qualified management to meet the needs of anticipated growth and risks relating to its ability to manage growth effectively;
•
risks related to Exeter held mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title and risks associated with our ability to meet commercial production timelines required under the agreement to maintain title to our Caspiche property;

•
risks related to increased competition that could adversely affect the Company’s ability to attract necessary capital funding or acquire suitable producing properties for mineral exploration in the future;

•	risks related to officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests;
•	the volatility of the Company’s common share price and volume;
•	tax consequences to United States shareholders; and
•	risks relating to potential claims by indigenous people over the Company’s mineral properties.

The above list is not exhaustive of the factors that may affect our forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further in this AIF. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Cautionary Note to United States Investors Regarding Mineral Reserve and Resource Estimates

This AIF has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the United States Securities and Exchange Commission’s (the “SEC”) Industry Guide 7 under the United States Securities Act of 1933, as amended (the “Securities Act”). Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this AIF and the documents incorporated by reference herein contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Glossary of Terms

Ag - symbol used for silver in the periodic table of elements.

Alteration - any change in the mineral composition of a rock brought about by physical or chemical means.

Andesite - a dark-colored, fine-grained extrusive rock that, when porphyritic, contains phenocrysts composed primarily of zoned sodic plagioclase and one or more of the mafic minerals.

As - symbol used for arsenic in the periodic table of elements.

Assaying - laboratory examination that determines the content or proportion of a specific metal (e.g. silver) contained within a sample.  Technique usually involves firing/smelting.

Au - symbol used for gold in the periodic table of elements.

Breccia - a rock in which angular fragments are surrounded by a mass of fine-grained minerals.

Bulk Sample - a collection of representative mineralized material whose location, geologic character and metal assay content can be determined, and then used for metallurgical or geotechnical testing purposes.

Carbon In Leach - a recovery process in which a slurry of gold ore, carbon granules and cyanide are mixed together. The cyanide dissolves the gold content and the gold is absorbed in the carbon. The carbon is subsequently separated from the slurry for further gold removal.

Channel Sampling - cutting a groove in a rock face or outcrop to obtain material for sampling.

Chip Sampling - taking of small pieces of rock with a pick along a line, or at random, from the width or face of an exposure or outcrop for exploration sampling.

Clastic - fragments of minerals and rocks that have been moved individually from their places of origin.

Cu - symbol used for copper in the periodic table of elements.

Cut-off grade - the lowest grade of mineralized material that qualifies as resource in a deposit.
  i.e. contributing material of the lowest assay that is included in a resource estimate.

Diorite - an intrusive igneous rock.

Diamond Drilling - a type of rotary drilling in which diamond bits are used as the rock-cutting tool to produce a recoverable drill core sample of rock for observation and analysis.

Dip - the angle that a structural surface, a bedding or fault plan, makes with the horizontal, measured perpendicular to the strike of the structure.

Disseminated - where minerals occur as scattered particles in the rock.

Epithermal - low temperature hydrothermal process or product.

Exploration - work involved in searching for ore, usually by drilling or driving a drift.

Fault - a fracture or break in rock along which there has been movement.

Feasibility Study - means a comprehensive study of a mineral deposit in which all geological, engineering, legal, operating, economic, social, environmental and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

Felsic - an adjective describing an igneous rock having mostly light colored minerals and rich in silica, potassium and sodium.

Grade - the metal content of rock with precious metals, grade can be expressed as troy ounces or grams per tonne of rock.

Hg - symbol used for mercury in the periodic table of elements.

Hydrothermal - the products or the actions of heated waters in a rock mass such as a mineral deposit precipitating from a hot solution.

Ignimbrite - a felsic volcanic tuff in which the fragments were welded together as the tuff cooled.

Intrusion/ Intrusive - molten rock that is intruded (injected) into spaces that are created by a combination of melting and displacement.

Magnetometer - an instrument for detecting and measuring changes in the earth's magnetic field, including those in different rock formations which may indicate the presence of specific minerals.

Metallurgy - the study of the extractive processes which produce minerals from their host rocks.

Metallurgical Tests - are scientific examinations of rock/material to determine the optimum extraction of metal contained. Core samples from diamond drill holes are used as representative samples of the mineralization for this test work.

Mineral - a naturally formed chemical element or compound having a definitive chemical composition and usually a characteristic crystal form.

Mineralization - a natural concentration in rocks or soil of one or more metalliferous minerals.

Mineral Resource - is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Net Smelter Return Royalty / NSR Royalty - a phrase used to describe a royalty payment made by a producer of metals based on gross metal production from the property, less deduction of certain limited costs including smelting, refining, transportation and insurance costs.

Open Pit - a mining method whereby the mineral reserves are accessed from surface by the successive removal of layers of material usually creating a large pit at the surface of the earth.

Outcrop - the part of a rock formation that appears at the surface of the ground.

Oxide - a compound of oxygen with another element.

Phyllic Alteration – a hydrothermal alteration common in porphyry base-metal systems.

Porphyry - any igneous rock in which relatively large crystals are set in a fine-grained matrix of rock.

Pre-feasibility study – a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established and an effective method of mineral processing has been determined, and includes a financial analysis based on reasonable assumptions of technical, engineering, legal, operating, economic, social, and environmental factors and the evaluation of other relevant factors.

Pyroclastic - produced by explosive or aerial ejection of ash, fragments, and glassy material from a volcanic vent; applied to the rocks and rock layers as well as to the textures so formed.

Quartz - crystalline silica; often forming veins in fractures and faults within older rocks.

Reverse Circulation (RC) Drilling - a type of percussion drilling where hammer force is transmitted down a length of steel drill rods to a rotating bit that breaks the rock into chips. The rock chips are forced to the surface using air or water forced down the outer chamber of a twin-walled drill rod and driven back to the surface through the inner chamber. The rock chips are then collected for analysis.

Rhyolite - a group of extrusive igneous rocks, typically porphyritic and commonly exhibiting flow texture, with phenocrysts of quartz and alkali feldspar in a glassy to cryptocrystalline groundmass; also, any rock in that group; the extrusive equivalent of granite.

Sampling - taking a sample of rock or material in order to test and assay its mineral composition.

Sediments/Sedimentary - rocks formed by the deposition of sediment or pertaining to the process of sedimentation.

Shear zone - a zone in which shearing has occurred on a large scale so that the rock is crushed and brecciated.

Silification - the in situ alteration of a rock, which involves an increase in the proportion of silica minerals.

Tuff - a general term for all consolidated pyroclastic rocks.

Stockwork - a mineral deposit consisting of a three-dimensional network of planar to irregular veinlets closely enough spaced that the whole mass can potentially be mined.

Vein - a thin, sheet-like, crosscutting body of hydrothermal mineralization, principally quartz.

Volcanics - those originally molten rocks, generally fine grained, that have reached or nearly reached the Earth’s surface before solidifying

Mineral Application Process in Chile

There are two types of mining concessions in Chile: exploration concessions and exploitation concessions, subject to it acquiring the necessary permits to conduct such mining exploration activities. The principal characteristics of each are the following:

Exploration Concessions

The titleholder of an exploration concession has the right to carry out all types of mining exploration activities within the area of the concession. Exploration concessions can overlap or be granted over the same area of land; however, the rights granted by an exploration concession can only be exercised by the titleholder with the earliest dated exploration concession over a particular area as indicated by their ROL number. The ROL is a number used to identify a concession, it is not an acronym.

For each exploration concession the titleholder must pay an annual fee per ha to the Chilean Treasury and exploration concessions have a duration of two years. At the end of this period, they may (i) be renewed as an exploration concession for two further years in which case at least 50% of the surface area must be renounced, or (ii) be converted, totally or partially, into exploitation concessions.

A titleholder with the earliest dated exploration concession has a preferential right to an exploitation concession in the area covered by the exploration concession, over any third parties with a later dated exploration concession for that area or without an exploration concession at all and must oppose any applications made by third parties for exploitation concessions within the area for the exploration concession to remain valid.

Exploitation Concessions

The titleholder of an exploitation concession is granted the right to explore and exploit the minerals located within the area of the concession and to take ownership of the minerals that are extracted.  Exploitation concessions can overlap or be granted over the same area of land; however, the rights granted by an exploitation concession can only be exercised by the titleholder with the earliest dated exploitation concession over a particular area.

Exploitation concessions are of indefinite duration and an annual fee is payable to the Chilean Treasury in relation to each exploitation concession of a fixed amount.

Where a titleholder of an exploration concession has applied to convert the exploration concession into an exploitation concession, the application for the exploitation concession and the exploitation concession itself is back dated to the date of the exploration concession. A titleholder to an exploitation concession must apply to annul or cancel any exploitation concessions which overlap with the area covered by its exploitation concession within a certain time period in order for the exploitation concession to remain valid.

In accordance with Chilean law, from the date that an application for a mining concession is made to the court, the applicant has the right to transfer or grant an option to purchase the mining concession in the process of being constituted and the court has no discretion to refuse the final grant of the concession.

CORPORATE STRUCTURE

Name and Incorporation

The Company was incorporated under the name of Square Gold Explorations Inc. on February 10, 1984 under the Company Act of the Province of British Columbia (subsequently replaced by the Business Corporations Act (British Columbia)) with an authorized capital of 20,000,000 common shares without par value. On July 13, 1987, the Company changed its name to Glacier Resources Inc. and on August 19, 1988 changed its name to Golden Glacier Resources Inc.

On June 10, 2002 shareholders approved (i) a share consolidation on the basis of ten (10) old shares for one (1) new share (the "Consolidation"), (ii) an increase in the authorized share capital post-consolidation from 2,000,000 to 100,000,000 common shares, and (iii) a name change to Exeter Resource Corporation.  The Consolidation and name change were made effective October 11, 2002.

On March 11, 2010, shareholders of the Company approved a plan of arrangement to create two independent companies independently focussed on mineral exploration and development in Argentina and Chile, respectively (the “Plan of Arrangement”). Under the Plan of Arrangement, which was approved by a final order of the British Columbia Supreme Court on March 12, 2010, Exeter retained all assets relating to the Caspiche gold-copper discovery, together with approximately $45.0 million in working capital, and will focus on the advancement of Caspiche. On March 22, 2010 Exeter transferred to Extorre Gold Mines Limited (“Extorre”), its Cerro Moro and other exploration properties in Argentina and approximately $25.0 million in working capital.

The head office of the Company is located at Suite 1660, 999 West Hastings Street, Vancouver, British Columbia, V6C 2W2.  The address for service and the registered and records office of the Company is located at Suite 2900, 550 Burrard Street, Vancouver, British Columbia V6C 2B5.

Intercorporate Relationships

As of the effective date of this report, the Company has three wholly-owned subsidiaries: Sociedad Contractual Minera Eton Chile (“Eton Chile”), Sociedad Contractual Minera Retexe Chile (“Retexe Chile”), and Eton Mining Corp. (“Eton”).  Eton Chile and Retexe Chile are Chilean corporations, registered to conduct the Company’s business in Chile. Eton is a British Columbia corporation, and is not currently active.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

The Company is engaged in the business of acquisition, exploration and development of mineral properties located in the Maricunga Region, Chile; its business development over the last three years is described in the following paragraphs. Unless otherwise noted, Justin Tolman, the Project Manager of Caspiche, is a qualified person (“QP”) under NI 43-101, is responsible for the preparation of scientific or technical information in this AIF.

2008

During 2008, the Company continued its drilling programs at both Caspiche and its former Cerro Moro project. With continued encouraging results at both of the properties, exploration initiatives were increased with plans to expedite the completion of NI 43-101 compliant resources estimates on both Caspiche and Cerro Moro. Three drill rigs were utilized throughout most of the year at Cerro Moro until the fourth quarter when results were compiled and reviewed to be used in the development of the NI 43-101 resources estimate. At Caspiche, the 2007-2008 drilling campaign was halted in May due to the onset of the South American winter. It resumed again in October with a plan to drill 9,300 metres (“m”).

2009

During 2009, the Company continued its drilling programs at both Caspiche and its former Cerro Moro project and with the exception of the annual postponement of drilling during the South American winter months at Caspiche, activities were maintained throughout the year. By mid 2009, results from drilling were such that management decided to increase the number of drill rigs so that it could more aggressively advance both Caspiche and Cerro Moro.

On February 26, the Company completed a bought deal equity financing in which it sold 12,075,000 common shares (including an over-allotment option of 15%) at a price of $2.40 per share to raise gross proceeds of $29.0 million. The net proceeds of the offering were used for the exploration and development of the Company’s properties in Chile and former properties in Argentina, with specific focus on Caspiche and Cerro Moro, and for general corporate purposes.

In July, the Company announced the results of its first NI 43-101 compliant inferred resources estimate on its former Cerro Moro project. Subsequent to year end, the Company disposed of all of its interest in the Argentine properties, which included its Cerro Moro project, pursuant to its shareholder and court approved Plan of Arrangement with Extorre, which now owns those properties. For further information on the Company’s former interest in the Argentine properties, readers are referred to documents filed by the Company and by Extorre, respectively on www.sedar.com.

In September, the Company announced the results of its second NI 43-101 compliant inferred resources estimate on its Caspiche project. Highlights included 19.6 million ounces of gold and 4.84 billion pounds of copper as an inferred resource estimate at Caspiche (see Principal Project – Caspiche for summary).

In October, drilling resumed after the close of the 2008/2009 season in May 2009 with a multi rig drilling   program designed to expand and increase confidence in the Caspiche resource.

On November 26, 2009, the Company completed an overnight marketed public offering in which it sold 9,832,500 common shares (including an overallotment option of 15%) at a price of $5.85 per share to raise gross proceeds of $57.5 million.

The net proceeds of the offering were used for exploration and development of the Company’s Caspiche property and former Argentine properties and for general corporate purposes.

2010

In March the Company transferred all of its interest in the Cerro Moro project and the balance of its Argentine properties to Extorre, together with $25.0 million in working capital pursuant to the Plan of Arrangement. The Company’s activities are now exclusively devoted to the further exploration and development of its Caspiche project located in the Maricunga region of Chile.

Key exploration milestones during 2010 included an interim resource update announced in April 2010 and a final resource update in September 2010 based on all available drill data at the prospect including almost 30 kilometres (“km”) of new drilling completed during the 2009/2010 program.

The September 2010 resource update reported that 80% of the total Caspiche resource fell within the Measured and Indicated (M&I) resource categories. Specifically, the update reported M&I resources of 21.3M (million) ounces of gold, 48.4M ounces of silver and 5.3B (billion) pounds of copper. This resource is based on 1,316Mt (million metric tons) at a grade of 0.50 g/t gold (grams per metric ton) and 1.14 g/t silver, including 1,217Mt at a grade of 0.20% copper from the sulphide zone. In addition to the M&I mineral resources, the Company reported an Inferred mineral resource of 5.1M ounces of gold, 14.5M ounces of silver and 1.4B pounds of copper, based on 458Mt at a grade of 0.35 g/t gold and 0.98 g/t silver, including 449Mt at a grade of 0.15% copper. These tons and grades are based on marginal cutoffs of 0.2ppm gold for the oxide zone and 0.3ppm gold equivalent for the sulphide zone.

The Company continued an extensive program of long lead time metallurgical testing including column leaching tests on the oxide and locked cycle and pilot plant flotation programs on the sulphide portions of the deposit over the course of the year.

In October, the Company resumed drilling at Caspiche with a multi rig program designed to run through to 2011 and complete additional infill drilling on the orebody. The Company also completed an equity financing and issued 8,065,000 common shares at a price of $6.20 per share for gross proceeds of $50.0 million.

In November, the syndicate of underwriters exercised the over-allotment option related to the financing completed in October and the Company issued 1,209,750 common shares at a price of $6.20 per share for gross proceeds of $7.5 million.

The Company also announced it had commissioned and engaged Aker Solutions (now Jacobs) of Santiago, Chile, an internationally recognised engineering group, to carry out two prefeasibility studies for its Caspiche gold-copper project in Chile. The first study will consider a stand-alone “oxide gold” project to mine the upper part of the deposit. The second study, to be run concurrently with the oxide study, will consider mining both the oxide and sulphide deposits. Both studies are expected to be completed during 2011.

DESCRIPTION OF THE BUSINESS

General

The Company is a mineral resource exploration and development company. The Company’s principal property is the Caspiche property in northern Chile.

The Company is in the exploration and development stage of its corporate development; it owns no producing properties and, consequently has no current operating income or cash flow from the properties it holds, nor has it had any income from operations in the past three financial years. As a consequence, operations of the Company are primarily funded by equity subscriptions.

The progress on and results of work programs on the Company’s principal property is set out in the Principal Project section of this AIF. At this time, based on the exploration results to-date, the Company cannot project significant mineral production from any of its existing properties.

Specialized Skills

The Company’s business requires specialized skills and knowledge in the areas of geology, drilling, planning, implementation of exploration programs, and compliance. To date, the Company has been able to locate and retain such professionals in Canada and Chile, and believes it will be able to continue to do so.

Competitive Conditions

The Company operates in a very competitive industry, and competes with other companies many of which have greater technical and financial facilities for the acquisition and development of mineral properties, as well as for the recruitment and retention of qualified employees and consultants.

Business Cycles

Late in 2008 the credit crisis in the United States sent many economies, including the Canadian economy, into a recession. Since then, some of the markets have recovered, however the commodity market has remained volatile. The gold market, late in 2010, made significant gains in terms of US Dollars. With the improvement in gold prices and economic conditions, along with the announcement of its updated inferred resources estimates and on-going positive drilling results, Exeter moved into prefeasibility studies on its Caspiche project to attempt to drive more value for its shareholders.

In addition to commodity price cycles and recessionary periods, exploration activity may also be affected by seasonal and irregular weather conditions in Chile. In particular, exploration on the Company’s Caspiche property at higher altitude is not possible in winter.

Environmental Protection Requirements

The Company’s operations are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, and the use of cyanide which would result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies including its directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

Employees

As of December 31, 2010, and the date hereof, the Company has 7 employees in Canada, and approximately 28 employees in Chile. The Company relies on and engages consultants on a contract basis to provide services, management and personnel who assist the Company, to carry on its administrative or exploration activities either in Canada or Chile.

Foreign Operations

Mineral exploration and mining activities in Chile may be affected in varying degrees by political instability and government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions may adversely affect the Company’s business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and mine safety.

Social or Environmental Policies

In March 2008, the Company adopted its “Environment and Corporate Social Responsibility Principles and Policies”. The Company’s “Environment and Corporate Social Responsibility Principles and Policies” sets out the principles that all directors, management and employees are required to adhere to while conducting Company business. The principles are (i) environmental stewardship, which sets the objective of minimizing negative impacts on the environment; (ii) the commitment to conduct due diligence before undertaking material activities on the ground to ensure proper management of issues surrounding these activities; (iii) a commitment to engage host communities and other affected and interested parties by including all parties and providing clear and accurate information; (iv) contribute to community development; (v) upholding Human Rights; (vi) safeguarding the health and safety of workers and local populations by implementing sound health and safety policies; (vii) a commitment to accurate and transparent reporting; and (viii) the commitment to ethical business practices.

Risk Factors

Properties in which the Company has or is acquiring an interest in, are all currently at the exploration stage. The activities of the Company are speculative due to the high risk nature of its business which is the acquisition, financing, exploration and development of mining properties. The following risk factors, which are not exhaustive, could materially affect the Company’s business, financial condition or results of operations and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. These risks include but are not limited to the following:

Risks Associated with the Company’s Operations and Mineral Exploration

The Company operates in the resource industry, which is highly speculative, and has certain inherent exploration risks which could have a negative affect on the Company’s operations. Resource exploration is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. The marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors such as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environment protection. Any one or a combination of these factors may result in the Company not receiving an adequate return on its investment capital.

The Company has no known reserves and no economic reserves may exist on its properties, which would have a negative affect on the Company’s operations and valuation. Despite exploration work on its mineral claims, no known bodies of commercial ore or economic deposits have been established on any of the Company’s mineral properties. In addition, the Company is at the exploration stage on all of its properties and substantial additional work will be required in order to determine if any economic deposits exist on its properties. The Company may expend substantial funds in exploring its properties only to abandon them and lose its entire expenditure on the properties if no commercial or economically viable quantities of minerals are found. Even in the event that commercial quantities of minerals are discovered, the exploration properties might not be brought into commercial production. Finding commercially viable mineral deposits is dependent on a number of factors, not the least of which is the technical skill of exploration personnel involved. The commercial viability of a mineral deposit once discovered is also dependent on a number of factors, some of which are the particular attributes of the deposit, such as size, grade, amenability to metallurgical processing, and proximity to infrastructure, availability of power and water, as well as metal prices. While the Company has optioned registered surface water option rights of 300 litres per second (“l/s”), which is considered sufficient for an oxide only production project, the availability of additional water for the larger sulphide production project remains a challenge. The Company is continuing to aggressively pursue avenues for acquisition of this additional water. The Company is a development stage company with no history of pre-tax profit and no income from its operations. There can be no assurance that the Company’s operations will be profitable in the future. There is no certainty that the prefeasibility studies being conducted by the Company will result in a commercially viable mining operation. Most exploration projects do not result in the discovery of commercially mineable deposits and no assurance can be given that any particular level of recovery of mineral reserves will in fact be realized or that the identified mineral deposit will ever qualify as a commercially mineable (or viable) mineral deposit which can be legally and economically exploited. There can be no assurance that minerals recovered in small scale tests or the results of pilot plant operations and metallurgical testwork will be duplicated in large scale tests under on-site conditions or in production. If the Company is unsuccessful in its development efforts, the Company may be forced to acquire additional projects or cease operations.

The Company is required to make advance royalty payments and perform certain other obligations to maintain its interest. If the Company is unable to fulfill the requirements of these agreements, including the requirement to commence commercial production within a fixed period, its interest in its projects could be lost.

The Company’s operations contain significant uninsured risks which could negatively impact future profitability as the Company maintains no insurance against its operations.  The Company’s development of its mineral properties contain certain risks, including unexpected or unusual operating conditions including rock bursts, cave-ins, flooding, fire and earthquakes. It is not always possible to insure against such risks.  The Company currently maintains general liability and director and officer insurance but no insurance against its properties or operations. The Company may decide to take out such insurance in the future if such insurance is available at economically viable rates.

The Company has not surveyed any of its properties, has no guarantee of clear title to its mineral properties and the Company could lose title and ownership of its properties which would have a negative affect on the Company’s operations and valuation. The Company has only done a preliminary legal survey of the boundaries of some of its properties, and therefore, in accordance with the laws of the jurisdictions in which these properties are situated, their existence and area could be in doubt.  If title is disputed, the Company will have to defend its ownership through the courts. In the event of an adverse judgment, the Company would lose its property rights. Some of the Company’s exploration concessions associated with its Caspiche project overlap exploration concessions held by other parties and entitlement to such concessions has not yet been determined and is not assured. Some of the land over which the Company holds exploration concessions may be subject to claims of indigenous populations which have not been resolved.

The natural resource industry is highly competitive, which could restrict the Company’s growth.  The Company competes with other exploration resource companies, which have similar operations, and many competitors have operations, financial resources and industry experience greater than those of the Company. This may place the Company at a disadvantage in acquiring, exploring and developing properties.  Such companies could outbid the Company for potential projects or produce minerals at lower costs which would have a negative effect on the Company’s operations.

Mineral operations are subject to market forces outside of the Company’s control which could negatively impact the Company’s operations. The marketability of minerals is affected by numerous factors beyond the control of the entity involved in their mining and processing. These factors include market fluctuations, government regulations relating to prices, taxes, royalties, allowable production, import, exports and supply and demand. One or more of these risk elements could have an impact on costs of an operation and if significant enough, reduce the profitability of the operation and threaten its continuation.

The Company is subject to substantial environmental requirements which could cause a restriction or suspension of Company operations. The current and anticipated future operations of the Company require permits from various governmental authorities and such operations are and will be governed by laws and regulations governing various elements of the mining industry. The Company’s development activities in Chile are subject to various Federal and local laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, and other matters. Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that the Company obtain permits from various governmental agencies.

Exploration generally requires one form of permit while development and production operations require additional permits. There can be no assurance that all permits which the Company may require for future exploration or possible future development will be obtainable on reasonable terms. In addition, future changes in applicable laws or regulations could result in changes in legal requirements or in the terms of existing permits applicable to the Company or its properties. This could have a negative effect on the Company’s exploration activities or its ability to develop its properties.

The Company is also subject to environmental regulations, which require the Company to minimize impacts upon air, water, soils, vegetation and wildlife, as well as historical and cultural resources, if present. In Chile, exploration activities require an environmental declaration, while mining activities require an environmental evaluation. These documents are presented with the government entity (Conama or Corena) before activities begin. As the Company is at the exploration stage, the disturbance of the environment is limited. However, if operations result in negative effects upon the environment, government agencies will usually require the Company to provide remedial actions to correct the negative effects.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or other remedial actions.

The Company's property interests in foreign countries are subject to risks from political and economic instability in those countries.  Exploration in foreign jurisdictions exposes the Company to risks that may not otherwise be experienced if all operations were domestic. The risks include, but are not limited to: military repression, extreme fluctuations in currency exchange rates, labour instability or militancy, mineral title irregularities and high rates of inflation. In addition, changes in mining or investment policies or shifts in political attitude in foreign countries in which we operate may adversely affect our business. We may be affected in varying degrees by government regulation with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. The effect of these factors cannot be accurately predicted. Political risks may adversely affect the Company’s existing assets and operations. The Company does not maintain and does not intend to purchase political risk insurance at this time. Real and perceived political risk in some countries may also affect the Company’s ability to finance exploration programs and attract joint venture partners, and future mine development opportunities.

Financing Risks

The Company has a history of losses and expects losses to continue for the foreseeable future and will require additional equity financings, which will cause dilution to existing shareholders.  The Company has limited financial resources and has no operating cash flow. As of December 31, 2010, the end of the last financial year, the Company had incurred accumulated losses totalling approximately $175.2 million. The continued development efforts will require additional capital to maintain and advance the studies on the Company’s Caspiche project. Additionally, if the Company decides to proceed with feasibility study on its Caspiche Property, substantial additional funds will be required to complete the study.  The Company has been required to raise funds through the sale of its common shares and has no current plans to obtain financing through means other than equity financing. However, the Company may not be able to obtain additional equity financing on reasonable terms, or at all. If the Company is unable to obtain sufficient financing in the future, it might have to dramatically slow development efforts and/or lose control of its Caspiche project. If equity financing is required, then such financings could result in significant dilution to existing or prospective shareholders. These financings may be on terms less favourable to the Company than those obtained previously.

The Company may be subject to risks relating to the global economy. Global financial conditions have been subject to volatility and access to public financing has been negatively impacted. These conditions could, among other things, make it more difficult for the Company to obtain, or increase its cost of obtaining, capital and financing for its operations. Access to additional capital may not be available to the Company on terms acceptable to it, or at all.

The Company is also exposed to liquidity risks in meeting its operating and capital expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the ability of the Company to obtain loans and other credit facilities in the future and, if obtained, on terms favourable to the Company.  If these increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted and the trading price of the common shares could be adversely affected.

The Company has a lack of cash flow sufficient to sustain operations and does not expect to begin receiving operating revenue in the foreseeable future. None of the Company’s properties have advanced to the commercial production stage and the Company has no history of earnings or cash flow from operations. The Company has paid no dividends on its common shares since incorporation and does not anticipate doing so in the foreseeable future. Historically, the only source of funds available to the Company has been through the sale of its common shares. Any future additional equity financing would cause dilution to current shareholders. If the Company does not have sufficient capital for its operations, management would be forced to reduce or discontinue its activities, which would have a negative effect on the value of its securities.

The Company operates in foreign countries and is subject to currency fluctuations which could have a negative effect on the Company’s operating results. The Company’s operations are located in Chile which makes it subject to foreign currency fluctuation as the Company’s accounts are maintained in Canadian dollars while certain expenses are numerated in U.S. dollars, Australian Dollars, and Chilean Pesos. Such fluctuations may adversely affect the Company’s financial position and results. Management may not take any steps to address foreign currency fluctuations that will eliminate all adverse effects and, accordingly, the Company may suffer losses due to adverse foreign currency fluctuations.

Risks Relating to an Investment in the Common Shares of the Company

The market for the Company’s common shares has been subject to volume and price volatility which could negatively affect a shareholder’s ability to buy or sell the Company’s common shares. The market for the common shares of the Company may be highly volatile for reasons both related to the performance of the Company, or events pertaining to the industry (i.e. mineral price fluctuation/high production costs/accidents) as well as factors unrelated to the Company or its industry such as economic recessions and changes to legislation in the countries in which it operates. In particular, market demand for products incorporating minerals in their manufacture fluctuates from one business cycle to the next, resulting in change in demand for the mineral and an attendant change in the price for the mineral. In the last five financial years, the price of the Company’s common shares has fluctuated between $0.83 and $9.32. The Company’s common shares can be expected to continue to be subject to volatility in both price and volume arising from market expectations, announcements and press releases regarding the Company’s business, and changes in estimates and evaluations by securities analysts or other events or factors. In recent years the securities markets in the U.S. and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small-capitalization companies such as the Company, have experienced wide fluctuations that have not necessarily been related to the operations, performances, underlying asset values, or prospects of such companies. For these reasons, the Company’s common shares can also be subject to volatility resulting from purely market forces over which the Company will have no control such as that experienced recently resulting from the fallout of the economy due to the on-going credit crisis centred in the United States. Further, despite the existence of a market for trading the Company’s common shares in Canada, the U.S. and Germany, shareholders of the Company may be unable to sell significant quantities of common shares in the public trading markets without a significant reduction in the price of the common shares.

The Company is dependent upon key management, the absence of which would have a negative affect on the Company’s operations. The Company depends on the business and technical expertise of its management and key personnel, including Bryce Roxburgh, President and Chief Executive Officer, Yale Simpson, Chairman and Cecil Bond, Chief Financial Officer. There is little possibility that this dependence will decrease in the near term. As the Company’s operations expand, additional general management resources will be required. The Company may not be able to attract and retain additional qualified personnel and this would have a negative effect on the Company’s operations. The Company has entered into formal services agreements with Bryce Roxburgh, Yale Simpson and Cecil Bond and some of its other officers. The Company maintains no “key man” life insurance on any members of its management or directors.

Certain officers and directors may have conflicts of interest, which could have a negative affect on the Company’s operations. Certain of the directors and officers of the Company are also directors and/or officers and/or shareholders of other natural resource companies. While the Company is engaged in the business of exploiting mineral properties, such associations may give rise to conflicts of interest from time to time. The directors of the Company are required by law to act honestly and in good faith with a view to uphold the best interests of the Company and to disclose any interest that they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict must disclose his interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

The Company could be deemed a passive foreign investment company which could have negative consequences for U.S. investors. The Company could be classified as a Passive Foreign Investment Company (“PFIC”) under the U.S. tax code. If the Company is declared a PFIC, then owners of the Company’s common shares who are U.S. taxpayers generally will be required to treat any so-called “excess distribution” received on its common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund (“QEF”) election or a mark-to-market election with respect to the Company’s common shares. A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of the Company’s net capital gain and ordinary earnings for any year in which the Company is classified as a PFIC, whether or not the Company distributes any amounts to its shareholders.

The Company does not intend to pay dividends.  The Company has not paid out any cash dividends to date and has no plans to do so in the immediate future. As a result, an investor’s return on investment will be solely determined by his or her ability to sell common shares in the secondary market.

Increased costs and compliance risks as a result of being a public company. Legal, accounting and other expenses associated with public company reporting requirements have increased significantly in the past few years. The Company anticipates that general and administrative costs associated with regulatory compliance will continue to increase with ongoing compliance requirements under the Sarbanes-Oxley Act of 2002, as well as any new rules implemented by the SEC, Canadian Securities Administrators, the NYSE Amex Equities and the TSX in the future. These rules and regulations have significantly increased the Company’s legal and financial compliance costs and made some activities more time-consuming and costly. There can be no assurance that the Company will continue to effectively meet all of the requirements of these regulations, including Sarbanes-Oxley Section 404 and National Instrument 52-109 of the Canadian Securities Administrators (“NI 52-109”). Any failure to effectively implement internal controls, or to resolve difficulties encountered in their implementation, could harm the Company’s operating results, cause the Company to fail to meet reporting obligations or result in management being required to give a qualified assessment of the Company’s internal controls over financial reporting or the Company’s independent auditors providing an adverse opinion regarding management’s assessment. Any such result could cause investors to lose confidence in the Company’s reported financial information, which could have a material adverse effect on the trading price of the common shares. These rules and regulations have made it more difficult and more expensive for it to obtain director and officer liability insurance, and the Company may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage in the future. As a result, it may be more difficult for the Company to attract and retain qualified individuals to serve on its board of directors or as executive officers. If the Company fails to maintain the adequacy of its internal control over financial reporting, the Company’s ability to provide accurate financial statements and comply with the requirements of the Sarbanes-Oxley Act of 2002 and/or NI 52-109 could be impaired, which could cause the Company’s stock price to decrease.

Differences in United States and Canadian reporting of reserves and resources. The disclosure in this AIF, including the documents incorporated herein by reference, uses terms that comply with reporting standards in Canada. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be used by the Company by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of the measured mineral resources, indicated mineral resources, or inferred mineral resources will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility, pre-feasibility studies or other economic studies, except in rare cases.

Accordingly, information contained in this AIF and the documents incorporated by reference herein containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

U.S. investors may not be able to enforce their civil liabilities against the Company or its directors, controlling persons and officers. It may be difficult to bring and enforce suits against the Company.  The Company is a corporation incorporated in British Columbia under the Business Corporations Act. A majority of the Company’s directors and officers are residents of Canada and all of the Company’s assets and its subsidiaries are located outside of the U.S. Consequently, it may be difficult for U.S. investors to effect service of process in the U.S. upon those directors or officers who are not residents of the U.S., or to realize in the U.S. upon judgments of U.S. courts predicated upon civil liabilities under U.S. securities laws. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities under the United States Securities Act of 1933, as amended.

As a “foreign private issuer”, the Company is exempt from Section 14 proxy rules and Section 16 of the Securities Exchange Act of 1934. The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result in shareholders having less complete and timely data. The exemption from Section 16 rules regarding sales of common shares by insiders may also result in shareholders having less data.

PRINCIPAL PROJECT

CASPICHE

Acquisition terms

By an agreement with Minera Anglo American Chile Limitada and its affiliate Empresa Minera Mantos Blancos S.A. (together “Anglo American”) dated October 11, 2005 and subsequently amended, the Company acquired the right to review a number of properties in the Maricunga region of Chile. Under the terms of the agreement, the Company earned a 100% interest in the properties by incurring aggregate expenditures of US$2,550,000 over five years including conducting 15,500 m of drilling. Anglo American retains a 3% NSR in the properties. The property is also subject to a further 0.08% NSR pursuant to an agreement with a private entity, subject to the NSR and the vendor’s buy back right by paying the Company’s expenditures incurred on the property if the property is not put into production within 10 years of exercising the option.

The Company has met all of the above requirements and exercised its option to acquire 100% of the Caspiche property. The Company has paid its first annual advance royalty payment of US$250,000, which is payable for the next 10 years, or until commercial production, whichever is sooner

The following paragraphs are reproduced from the Summary section of an independent technical report on the Caspiche property titled, “Caspiche Property Region III, Chile”, with an effective date of September 13, 2010. The NI 43-101 compliant report was prepared by Justin Tolman, B.Sc (Hons), MBA, M.AusImm, M.SEG and Jerry Perkins, B.Sc (Hons Chem. Eng.), C.P., FAusIMM both of which are QPs under NI 43-101. The report is available for viewing on SEDAR at www.sedar.com.

The reader is cautioned that the following is an abridged summary only. To put the contents hereof in the context of the full technical report, together with its illustrations, figures, footnotes, bibliography, assay certificates, etc., the reader should view the full technical report on SEDAR at www.sedar.com.

“The Caspiche property is an advanced-staged exploration project located in the Atacama Region of Northern Chile, approximately 120 km southeast of Copiapó. Exeter commissioned AMEC International (Chile) S.A. (AMEC) to complete a mineral resource estimate for the Caspiche property in March, 2009 and AMEC have since provided a number of updates based on new drilling results, culminating in the current resource dated 13 September 2010. The results of this work are contained within this NI 43-101 Technical Report. The Caspiche property is owned by Minera Anglo American Chile Limitada (Anglo) and its affiliate Empresa Minera Mantos Blancos S.A. (EMABLOS). Exeter holds an option and royalties agreement with Anglo covering the 1,262 ha that comprise the Caspiche property. In 2009 and 2010, Exeter established concessions surrounding and overlapping the Anglo claims and third party concessions. A total of 1,995 ha of the Exeter concessions do not overlap Anglo or pre-existing third party concessions.

The property is located in the highly-prospective Maricunga metallogenic belt, and thus exploration has focused on high-sulphidation epithermal gold and gold-copper porphyry mineralization. Anglo first discovered high-sulphidation epithermal gold mineralization in the Caspiche Porphyry area in the 1980s. In the 1990s, Newcrest Mining Limited (Newcrest) discovered high-sulphidation epithermal gold mineralization in the Caspiche Epithermals area (referred to as Caspiche III in previous Technical Reports) and porphyry-style gold-copper mineralization at Caspiche Porphyry, below the high-sulphidation epithermal gold mineralization. Exeter has focused on defining the limits of mineralization at both Caspiche Porphyry and Caspiche Epithermals since 2005.

Oligocene to Miocene volcanic and porphyritic intrusive rocks of andesitic to dacitic composition comprise the bedrock geology. Gold and copper mineralization is hosted by pervasive silica-altered volcanic rocks, and intense stockwork veining in volcanic and intrusive rocks. Over 90% of the property is covered by Quaternary glacial deposits and alluvium, up to a maximum depth of 60 m.

Drilling was conducted in three distinct periods between 1988 and 2010, by Anglo, Newcrest, and Exeter. A total of 64,134 m of drilling in 144 drill holes was completed on the property. Most of this drilling occurred in the Caspiche Porphyry area, where 56,252 m of drilling in 107 drill holes was completed, about 88% of which was diamond drilling. A total of 7,882 m of reverse circulation (RC) and diamond drilling in 37 drill holes was completed at Caspiche Epithermals, about 91% of which was RC drilling.

Preliminary metallurgical testwork has been carried out by Exeter on six oxide composites and 20 sulphide composites from the 2007-2010 drilling campaign. The results from the oxide samples were considered encouraging when column leach results for two composite samples returned 84% and 77.5% gold recovery. Early in the 2009-2010 drilling season, 7 large diameter (PQ) holes into the oxide zone allowed 29 additional column tests to be started on a range of crush sizes. This work is ongoing as of the effective date of the Report.

Initial flotation testwork on a nominal grind of 140 μm K80 on the sulphide composites indicated that about 85% of the copper and between 30% and 70% of the gold was recovered in the concentrate. Work in 2009 and 2010 continued to focus on optimizing the grind and flotation conditions to improve metallurgical performance. Current and ongoing testwork has a focus on composites arranged by pyrite and arsenic content. Testwork carried out in 2010 has included ore hardness tests, flotation tests to optimize regrind requirements and additional gravity concentration tests, as well as locked cycle tests to provide reliable metallurgical performance values. A basic conventional flowsheet has been developed that will be tested by a pilot plant campaign late in 2010.

The mineral resource estimate for the Caspiche property was prepared by Mr. Rodrigo Marinho, CPG-AIPG, AMEC Principal Geologist. The mineral resource estimate for the Caspiche property only includes mineralization from the Caspiche Porphyry prospect.

AMEC estimated mineral resources for the Caspiche property within shapes based upon lithological and alteration interpretations completed by Exeter. Gold, copper, and silver grades were estimated using ordinary kriging for all domains.

Parameters used to assess reasonable prospects of economic extraction for mineral resources that could be mined using open pit and underground mining methods were defined from benchmarking similar projects in Chile.

Open pit mineral resources are contained within a pit cone designed with 45° slopes, mining costs of US$1.45/t, processing costs of US$2.70/t for oxide (heap leach) and US$6.50/t for sulphide (mill), gold process recovery of 50% for oxide and 75% for sulphide, copper process recovery of 85% for sulphide, a gold price of US$950/oz, and a copper price of US$2.30/lb”.

Table 1 summarizes the mineral resources estimated by AMEC for the Caspiche property 13 September, 2010.

Table 1:        Mineral Resource Statement for Caspiche 13 September 2010

		Cut-off	Volume	Tonnes	Au	Cu	Ag	AuEq	AuEq
Material	Category	(ppm)	(Mm3)	(Mt)	(g/t)	(%)	(g/t)	(g/t)	(Moz)
OXIDE	Measured	Au Eq > 0.2	16	38	0.50	0.01	1.54	0.50	0.6
OXIDE	Indicated	Au Eq > 0.2	26	60	0.40	0.01	1.79	0.40	0.8
OXIDE	Measured+Indicated	Au Eq > 0.2	42	99	0.44	0.01	1.69	0.44	1.4
OXIDE	Inferred	Au Eq > 0.2	4	9	0.28	0.01	1.64	0.29	0.1
SULPHIDE	Measured	Au Eq > 0.3	104	254	0.53	0.22	1.13	0.94	7.7
SULPHIDE	Indicated	Au Eq > 0.3	392	963	0.50	0.19	1.09	0.87	26.8
SULPHIDE	Measured+Indicated	Au Eq > 0.3	495	1,217	0.51	0.20	1.10	0.88	34.5
SULPHIDE	Inferred	Au Eq > 0.3	183	449	0.35	0.15	0.97	0.62	9.0
ALL	Measured	Combined	120	292	0.53	0.19	1.18	0.88	8.30
ALL	Indicated	Combined	418	1,024	0.50	0.18	1.13	0.84	27.58
ALL	Measured+Indicated	Combined	537	1,316	0.50	0.18	1.14	0.85	35.9
ALL	Inferred	Combined	187	458	0.35	0.14	0.98	0.61	9.0

The authors concluded that additional assessment of the potential for deleterious elements and metallurgical characterization studies should be completed, and environmental and hydrological work completed. This work will be used to support a prefeasibility assessment. Water remains a key project hurdle and the program of water acquisition should be accelerated as the project develops. Potential also exists for additional Caspiche style discoveries in the immediate vicinity and this should be followed up aggressively.

Recommendations for ongoing and future work are:

•	Execute the prefeasibility study recommended and budgeted by Wakefield and Marinho, 2010. (timing and budget for this are summarised as two to four years and US$19M).

•
Negotiate agreement with property owner to south of Caspiche Segundo 1/32 concession to allow for waste stripping to extend onto adjacent property if the large pit option is considered to be the preferred method.

•	Negotiate agreement with additional property owners around or near Caspiche with potential for infrastructure placement based on the results of the planned prefeasibility study

•
Conduct further infill and definition drilling as required to convert the best mineralized portions of the inferred resource to indicated or better. 7,500m of drilling is considered sufficient for this. (estimated timeframe 1-2 years, approximate cost US$3M)

•
Conduct a porphyry exploration drilling program at Caspiche Epithermals and nearby properties with potential for Caspiche style discoveries if an appropriate opportunity can be negotiated. (Estimated timeframe for drilling 2,500m at the Caspiche epithermals is 1 to 2 years and an approximate cost is US$1M, The estimated timeframe for acquisition and testing of additional exploration targets is 1-3 years and an approximate budget is US$4M depending on the quantity and quality of identified targets).

•
Pursue acquisition of water rights associated with the oxide project as a priority and concurrently look for strategic opportunities to acquire water rights for the exploitation of the entire deposit via in house exploration and options or purchase agreement of known resources. In house exploration is considered to be the most cost effective water acquisition strategy albeit over a longer time frame. Technical studies over any encountered flows or catchments and/or acquired rights should be conducted to a high standard. (The approximate cost for this program is budgeted at US$19M over the next 1-2 years and this estimate is based on the cost of recent water acquisitions in the region.

•
Continue work on long lead items and critical risk areas associated with the development of the project including the procurement of additional water for the total resource exploitation (including the sulphide component) possible via option agreements. Also project permitting and purchase of surface rights over the deposit and key areas of the permitted property. (Approximate cost to advance these goals over the next two years is estimated at US$7.5M although the time and cost to secure all long lead time items may be higher).

•	Perform detailed surface mapping and trenching of the gravel deposits at Caspiche Porphyry to evaluate whether the mineralization in the gravels can support mineral resource estimation.

•
Continue to assess the metallurgical characteristics of the various mineralization styles in order to determine the types of processing required. Future oxide leach testwork should be performed at various crush sizes to understand the impact of size fraction size on recovery. Future sulphide testwork should focus on optimizing the grind and flotation conditions to improve metallurgical performance, and oretyping controls to produce copper concentrate below arsenic penalty levels.

•
Assuming positive results from the planned pre-feasibility study expand the scope of environmental baseline work to include a full environmental impact assessment (EIA) submission as part of the ongoing development of the project (the estimated timeframe for this is 1 year from commencement and has an approximate budget of US$2M).

•
Assuming positive results from the planned pre-feasibility study, completion of a full feasibility on an oxide stand-alone project should be considered as a short lead time item. (the estimated timeframe for this is 1 year from commencement and has an approximate budget of US$2M).

DIVIDENDS

The Company has not paid any dividends since incorporation and it has no plans to pay dividends for the foreseeable future, although there are no restrictions that could prevent the Company from paying dividends.

DESCRIPTION OF CAPITAL STRUCTURE

The Company’s capital structure consists of an unlimited authorized share capital. As of December 31, 2010, the Company had 86,307,503 common shares issued and outstanding. As of the date hereof the Company has 87,547,377 common shares issued and outstanding.

As of December 31, 2010, the Company also had outstanding stock options to purchase 12,327,900 common shares with a weighted average exercise price of $4.10 per share. As of the date hereof the Company has outstanding stock options to purchase 12,349,150 common shares with a weighted average exercise price of $4.10.

All of the common shares of the Company rank equally as to voting rights, participation in a distribution of the assets of the Company on liquidation, dissolution or winding-up and the entitlement to dividends.  The holders of the common shares are entitled to receive notice of all meetings of shareholders and to attend and vote the shares at the meetings. Each common share carries with it the right to one vote.

In the event of the liquidation, dissolution or winding-up of the Company or other distribution of assets of the Company, the holders of the common shares will be entitled to receive, on a pro rata basis, all of the assets remaining after the Company has paid its liabilities. There is no set dividend rate or dividend schedule for the common shares. The board of directors of the Company will decide if and when dividends should be declared and paid.

The Company's common shares are not subject to any future call or assessment and there are no provisions for exchange, conversion, exercise, redemption or retraction.

MARKET FOR SECURITIES

The Company was incorporated on February 10, 1984 and its common shares are listed for trading on the TSX under the symbol “XRC”.

On November 9, 2006, the Company began trading its common stock on the NYSE Amex Equities under the symbol “XRA”.

The Company’s common shares were also listed for trading on the Deutsche Börse AG Regulated Unofficial Market of the Frankfurt Stock Exchange under the symbol “EXB” effective May 3, 2004.

On October 27, 2009, the Company’s common shares commenced trading on the TSX.  Prior to trading on the TSX, the Company’s common shares were listed for trading on the TSX-V.  The following table shows the price ranges and volume traded of the Company’s common shares on the TSX on a monthly basis for the most recently completed financial year ended December 31, 2010:

Year	Month	Open	High	Low	Close	Volume

2010	January	7.510	9.320	6.780	6.910	5,433,018
	February	6.990	9.200	6.900	8.500	4,896,399
	March	8.400	9.220	6.120	6.200	5,221,839
	April	6.200	8.350	6.150	7.810	7,404,864
	May	7.780	8.300	6.310	7.810	6,080,936
	June	7.980	7.980	6.620	6.700	2,918,914
	July	6.690	6.700	5.650	5.930	2,079,174
	August	6.020	7.300	6.020	7.040	1,698,627
	September	7.100	7.530	6.270	6.710	4,634,130
	October	6.640	6.750	5.720	5.900	7,684,931
	November	5.900	6.450	5.470	5.530	6,529,488
	December	5.550	6.330	5.480	6.200	5,753,248

During the year ended December 31, 2010, the Company issued 6,038,000 stock options as follows: on February 1, 765,000 stock options with a strike price of $5.46 per share; on March 25, 1,748,000 stock options with a strike price of $6.84 per share; on August 17, 500,000 stock options with a strike price of $6.39 per share; on August 17, 370,000 stock options with a strike price of $7.00 per share; and on December 6, 2,655,000 stock options with a strike price of $6.20 per share.

DIRECTORS AND EXECUTIVE OFFICERS

Name, Address and Occupation

The names and municipalities of residence, present positions with the Company and principal occupations during the past five years of the directors and executive officers of the Company as at December 31, 2010 are as follows:

Name, Position(s) with the Company (1) and Municipality of Residence	Principal Occupation (2)	Period (s) Served as a Director
Bryce G. Roxburgh President, CEO and Director Philippines
President and CEO of the Company since September 4, 2003; Co-Chairman of Extorre Gold Mines Limited since March 2010; Chairman of Rugby Mining Limited since January 2007 and Geological consultant from 2000-2003.
March 20, 2003 to date

Yale R. Simpson Chairman of the Board Director West Vancouver, B.C. Canada
Chairman of the Company since September 11, 2003; Co-Chairman of Extorre Gold Mines Limited since March 2010, President of Canaust Resource Consultants Ltd. since 1992; Director of Diamonds North Resources Ltd. since March 2002, Dynasty Metals & Mining Inc. since September 2003, Maudore Minerals Ltd. Since November 2010, Silver Quest Resources Ltd. Since December 2009 and Rugby Mining Limited since January 2007.
June 10, 2003 to date

Name, Position(s) with the Company (1) and Municipality of Residence	Principal Occupation (2)	Period (s) Served as a Director
Douglas W. Scheving (3) Director Vancouver, B.C. Canada	Served as Corporate Secretary of the Company from July 1993 until June 16, 2004; Executive consultant for companies in the resource sector since 1993.	July 16, 1993 to date

Robert G. Reynolds (3)(4) Director Sydney, Australia
Chartered Accountant; Director of Extorre Gold Mines Limited since March 2010, Rugby Mining Limited since January 24, 2007; Alacer Gold Corp.  since March 2002 and Global Geoscience Limited since December 2007.
June 12, 2007 to date

Louis Montpellier Director Vancouver, B.C. Canada
Vice President Corporate Development and Legal of the Company since February 2010; Vice President of Extorre Gold Mines Limited since March 2010; Mining lawyer; Partner Gowling Lafleur Henderson LLP from April 2001 to February 2011.
January 21, 2008 to date

Julian Bavin (4) Director Santiago, Chile
Graduate of the University of Leceister and the Royal School of Mines, Imperial College, University of London; Served as Rio Tinto’s Exploration Director for South America between 2001 and 2009; Director of Pan Global Resources since June 2010; CEO of Pan Global Resources since December 2010.
March 25, 2010 to date

John Simmons (3)(4) Director Sydney, Australia	Practicing Chartered Accountant. Past director of Eastern Australian Airlines Limited (now part of Qantas) and Salamander Gold Mines NL.	August 18, 2010 to date

S. R. Jeremy Perkins VP Development and Operations Sydney, Australia	Appointed as Vice President Development and Operations on February 1, 2005; Professional engineer, since 1989 Director and Principal, J Perkins & Associates Pty Ltd, an industry consultant firm.	N/A

Cecil Bond Chief Financial Officer Langley, B.C. Canada
Appointed as Chief Financial Officer on April 13, 2005; Chartered Accountant. Since 1996 to present Director, and at various times President, CEO and CFO of Argosy Minerals Limited; CFO of Rugby Mining Limited (formerly Carlyle Mining Corp.) from February 2007 to March 2009; Director of Rugby Mining Limited since March 2009; Director of Extorre Gold Mines Limited from December 2009 to March 2010; VP Finance of Extorre since March 2010; Director and officer of various private companies.
N/A

(1)	For the purposes of disclosing positions held in the Company, "Company" includes the Company and any parent or subsidiary thereof.
(2)
The information as to province or state and country of residence, principal occupation and number of shares beneficially owned by (directly or indirectly or over which control or direction is exercised) has been furnished by the respective individuals.

(3)	Member of the Audit Committee

(4)	Member of the Compensation Committee

In February 2010 the Company announced the appointment of Mr. Louis Montpellier as Vice President - Corporate Development and Legal Counsel. Mr. Montpellier was formerly the Chairman of the Audit Committee and a member of the Compensation Committee and as a result of this appointment he relinquished these two Committee positions.

At December 31, 2010, the Company's directors and executive officers, as a group, beneficially own, control or direct, directly or indirectly, a total of 6,277,852 shares, representing 7.22% of the Company’s common shares. As at the date of this AIF, the Company’s directors and executive officers, as a group, beneficially owned, controlled or directed, directly or indirectly, a total of 6,277,852 shares, representing 7.17% of the Company’s common shares.

On March 25, 2010, Mr. Julian Bavin was appointed as a director of the Company. The current board of directors consists of seven directors. The term of office for each director expires at the annual general meeting subsequent to that at which he or she was elected or appointed.

On August 18, 2010, Mr. John Simmons was appointed as a director of the Company. The current board of directors consists of seven directors. The term of office for each director expires at the annual general meeting subsequent to that at which he or she was elected or appointed

Certain of the directors and officers of the Company are also directors and/or officers and/or shareholders of other natural resource companies. While the Company is engaged in the business of exploiting mineral properties, such associations may give rise to conflicts of interest from time to time. The directors of the Company are required by law to act honestly and in good faith with a view to uphold the best interests of the Company and to disclose any interest that they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict must disclose his interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

LEGAL PROCEEDINGS

The Company is not a party to any legal proceedings, nor to the knowledge of management, are there any legal proceedings pending which may materially affect the business and affairs of the Company.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

The directors and officers of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interests which they may have in any project or opportunity of the Company. The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors and officers of conflicts of interest and the Company will rely upon such laws in respect of any directors' and officers' conflicts of interest or in respect of any breaches of duty by any of its directors and officers. Such directors or officers in accordance with applicable laws will disclose all such conflicts and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

During the current financial year and the three most recently completed financial years, no director, executive officer or person or company that beneficially owns, controls or directs, directly or indirectly more than 10% of the shares of the Company or any associate or affiliate of such persons or companies had any material interest, direct or indirect, in any transaction which has materially affected or is reasonably expected to materially affect the Company or its subsidiaries.

TRANSFER AGENT

The Company’s transfer agent for its common shares is Computershare Investor Services Inc., at its Vancouver, B.C. office. Computershare Investor Services United States acts as the co-transfer agent for U.S. purposes.

MATERIAL CONTRACTS

The Company has the following material contracts:

1.
Agreement dated October 11, 2005 between Exeter Resource Corporation and Minera Anglo American Chile Limitada and Empresa Mantos Blancos S.A. regarding the Caspiche project – see “Principal Projects – Caspiche” above.

NAME AND INTEREST OF EXPERTS

The following persons or companies have been named as having prepared or certified a report described or included in a filing, or referred to in a filing made under National Instrument 51-102 during or relating to the most recently completed financial year:

•
Mr. Justin Tolman, B.Sc (Hons), MBA, M.AusImm, M.SEG and Mr. Jerry Perkins, B.Sc (Hons Chem. Eng.), C.P., FAusIMM are the authors of the Caspiche technical report. As of the date hereof, Mr. Tolman has stock options to purchase up to 575,000 common shares of the Company; and Mr. Perkins owns 270,652 common shares of the Company and has stock options to purchase up to 370,000 common shares of the Company.

•
Mr. Rodrigo Marinho, CPG-AIPG, Principal Geologist and Manager of Mineral Resource Estimation of AMEC in Santiago, Chile is a contributing author of the Caspiche technical report. Mr. Marinho does not have any interest in the Company.

•
PricewaterhouseCoopers LLP are the auditors who issued the auditor’s report for the Company’s annual financial statements for the financial years ended December 31, 2010 and 2009. PricewaterhouseCoopers LLP is independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia. PricewaterhouseCoopers LLP is registered with the Public Company Accounting Oversight Board.

AUDIT COMMITTEE

The Audit Committee is appointed by the board of directors of the Company to oversee the accounting and financial reporting process of the Company, the system of internal accounting and financial controls and procedures and the audit procedures and audit plans. The Audit Committee also reviews and recommends to the Board for approval the annual financial statements, the annual report and certain other documents required by regulatory authorities.

The Company’s Audit Committee Charter (the “Charter”) is attached as Appendix 1 hereto.

As at the date hereof, the Audit Committee is composed of: John Simmons, Robert G. Reynolds and Douglas W. Scheving, all of whom are “financially literate” and “independent” within the meaning of Multilateral Instrument 52-110 – Audit Committees (“MI 52-110”).

Mr. Simmons, Chairman of the Audit Committee qualified as a Chartered Accountant, with over 40 years experience, has a clear understanding of the accounting principles used by the Company to prepare its financial statements; has the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves; has experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements; and has an understanding of internal controls and procedures for financial reporting.

Mr. Reynolds is a Chartered Accountant with over 35 years experience in commerce and practice, and with over 25 years in the mining industry, which provides him with an understanding of the accounting principles used by the Company to prepare its financial statements, the ability to assess the general application of such accounting principles and analyze or evaluate financial statements, and an understanding of internal controls and procedures for financial reporting.

Mr. Scheving’s industry experience in the management and administration of publicly traded mining exploration companies provides him with an understanding of the accounting principles used by the Company to prepare its financial statements, the ability to assess the general application of such accounting principles and analyze or evaluate financial statements, and an understanding of internal controls and procedures for financial reporting.

Audit Fees, Audit-Related Tax and All Other Fees

The following table sets out the aggregate fees billed by the Company’s external auditor for the two most recently completed financial years.

PricewaterhouseCoopers LLP
Financial Year Ending	Audit Fees (1)	Audit-Related Fees (2)	Tax Fees(3)	All Other Fees(4)
2010	$97,650	Nil	Nil	$77,000
2009	$149,535	Nil	Nil	$114,140

(1)	The aggregate fees billed by the Company’s external auditor for audit services.
(2)	The aggregate fees billed by the Company’s external auditor for assurance and services such as engagements relating to specific procedures.
(3)	The aggregate fees billed for tax compliance, tax advice and tax planning services.
(4)
Other than as disclosed above, the Company’s external auditor has not billed the Company for any products or services during the last two financial years. Fees relate to services relating to short form prospectus filings and information circulars

ADDITIONAL INFORMATION

Additional financial and other information is provided in the following documents which can be found on SEDAR at www.sedar.com and on EDGAR website at www.sec.gov:

•	the Company’s audited consolidated financial statements and management’s discussion and analysis for the financial year ended December 31, 2010 ; and

•
the Company’s information circular dated April 19, 2010, which includes directors’ and officers’ remuneration and indebtness, principal holders of the Company's securities and securities authorized for issuance under equity compensation plans

Copies of the above documents and this AIF are also available upon request to the Financial Manager of the Company at its corporate head office.